October 18, 2021

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	P10, Inc.
Registration Statement on Form S-1
Registration File No. 333-259823

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of P10, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on October 20, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Olshan Frome Wolosky LLP, may orally request via telephone call to the staff of the Securities Exchange Commission that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that 3,000 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from October 12, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

/s/ Michael Occi
Name: Michael Occi
Title: Managing Director

J.P. Morgan Securities LLC

/s/ Alaoui Zenere
Name: Alaoui Zenere
Title: Executive Director

Barclays Capital Inc.

/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Acceleration Request]